UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-33931

BCD Semiconductor Manufacturing Limited

Not Applicable

(Translation of registrant’s name into English)

No. 1600, ZiXing Road

Shanghai ZiZhu Science-based Industrial Park

200241

People’s Republic of China

Telephone: (+86-21) 2416-2266

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Acquisition by Diodes Incorporated

On December 26, 2012, BCD Semiconductor Manufacturing Limited, an exempted company incorporated in the Cayman Islands (“BCD”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Diodes Incorporated (the “Diodes”), and Diodes Cayman Islands Company Limited, an exempted company incorporated in the Cayman Islands and a wholly-owned subsidiary of Diodes (“Merger Sub”), pursuant to which Merger Sub will be merged with and into BCD, with BCD being the surviving company (the “Merger”). Under the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each ordinary share, par value $0.001 per share, of BCD (the “Shares”), other than Excluded Shares (as defined in the Merger Agreement), including Shares represented by American Depository Shares (“ADSs”), will be cancelled in exchange for the right to receive $1.33-1/3 in cash per Share, without interest. Each ADS represents six Shares, and other than ADSs representing Excluded Shares, each ADS will be converted into the right to receive $8.00 in cash, without interest. The aggregate consideration will be approximately $151 million. The acquisition is expected to be funded by a combination of Diodes’ cash resources and drawings on the Diodes’ bank credit facilities, although the closing of the Merger is not subject to Diodes obtaining any financing. The Effective Time is expected to occur late in the first quarter or early in the second quarter of 2013.

The acquisition is subject to customary conditions, including the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at BCD’s shareholder meeting to be held in accordance with the Cayman Companies Law, the affirmative vote of a majority of the Shares present and voting in person or by proxy at such shareholder meeting and held by shareholders other than BCD’s directors and executive officers, and no more than 20% of BCD’s issued and outstanding Shares have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger prior to such shareholder meeting pursuant to Section 238 of the Cayman Companies Law.

BCD’s directors have agreed to unanimously recommend that BCD’s shareholders vote in favor of the Merger. Nevertheless, during the 30 days following the date of the Merger Agreement, the board of BCD, directly or indirectly through any representative, may, subject to certain conditions of the Merger Agreement, participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal (as defined in the Merger Agreement) in writing that the board of BCD believes in good faith, after consultation with outside legal counsel and BCD’s financial advisor, constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement).

Diodes has received undertakings to vote in favor of the Merger from directors and certain officers of BCD. These undertakings are irrevocable except in specified circumstances. BCD has agreed to pay Diodes a fee of $6 million in certain circumstances, including in the event BCD’s board of directors authorizes BCD to enter into an agreement in respect of a Superior Proposal (as defined in the Merger Agreement). The Merger Agreement sets forth, among other things, various matters in relation to the implementation of the Merger, cooperation in relation to the Merger, the conduct of BCD’s business prior to the Effective Time and solicitation of competing proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCD Semiconductor Manufacturing Limited

By:	/s/ Jean-Claude Zhang

Name:	Jean-Claude Zhang
Title:	Chief Financial Officer

Date: December 26, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated December 26, 2012, titled “Diodes Incorporated to Acquire BCD Semiconductor Manufacturing Limited”